Exhibit (2)(a)(1)

CERTIFICATE OF FORMATION

OF

GROWTH CAPITAL TEI PORTFOLIO, LLC

          This Certificate of Formation of Growth Capital TEI Portfolio, LLC (the “Company”) dated as of April 28, 2009, is being duly executed and filed by Ginny R. Neal, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

          1:          The name of the limited liability company is Growth Capital TEI Portfolio, LLC.

          2:          The Company’s registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801. The registered agent of the Company for service of process is The Corporation Trust Company.

          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Growth Capital TEI Portfolio, LLC.

By:

/s/ Ginny R. Neal

Ginny R. Neal
Authorized Person